mwe.com

July 2, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Kevin Dougherty Jeanne Baker Jeanne Bennett

Re:	Intercure Ltd. Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted June 10, 2021 CIK No. 0001857030

Dear Ms. Majmudar:

On behalf of Intercure Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 24, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form 20-F (CIK No. 0001857030) filed by the Company on June 10, 2021 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR a Registration Statement on Form 20-F (CIK No. 0001857030) (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Registration Statement, marked to indicate changes from the Draft Registration Statement filed on June 10, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter and its enclosures.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Draft Registration Statement on Form 20-F filed June 10, 2021

Qualified Transaction, page 40

1.	We note your response to comment 10, and we re-issue in part. Please disclose the total funds raised from this transaction after redemptions and the private placement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure within Qualified Transaction, and elsewhere in the Registration Statement, to disclose the total funds raised from the SPAC Transaction, after redemptions, and the private placement.

Recent Developments, page 65

2.	Please expand your disclosures to provide additional information that addresses the financial impact the merger with Subversive LP had on the Company. Specifically, please clarify that Subversive LP has limited operational activities and identify and quantify the material assets and liabilities acquired.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure within Recent Developments, and elsewhere in the Registration Statement, to provide the requested additional information regarding the SPAC Transaction.

Note 1. General

A. The Company’s activity, page F-10

3.	We note your response to prior comment 15. With reference to the relevant authoritative literature, please address the appropriateness of recognizing your share in the assets, liabilities and results of operations of each activity according to the Company’s rights and obligations according to the contractual agreements with the Kibbutzim. In this regard, with reference to IFRS 10 and IFRS 11, please more fully explain your rights and obligations and how you determined that consolidation of the partnerships was not appropriate.

Response: The Company entered into the Northern Kibbutz Partnership Agreement with Kibbutz Beit HaEmek in May 2015 and since then, its activities are not conducted through a separate legal entity.

According to the contractual terms of this collaborative agreement, the Company is responsible for establishing all of the facilities required for manufacturing and for conducting all operational activities. Accordingly, the Company has the full and sole ownership of the genetic bank and the climatized greenhouses used on the respective properties, as well as the equipment used during the cultivation process, including equipment for lighting, temperature, humidity, radiation, and irrigation control, extraction facilities, and other equipment necessary for complying with IMC-GAP standards. Furthermore, the operations under the collaborative agreement are carried out by the Company’s employees.

In addition, the agreement provides that the Company would bear all of the related expenses and losses from the establishment of the agreement and through FY2019 (i.e. 100%), while the distribution of profits would be based on the percentages set forth in the agreement, that is, 70% for the Company and 30% for Kibbutz Beit HaEmek. However, according to an amendment to the agreement, signed in May 2020, effective from the beginning of 2020, the Company and Kibbutz Beit HaEmek share all the results, that is, both losses or profits, based on the percentage set forth in the agreement, that is, 70% for the Company and 30% for Kibbutz Beit HaEmek.

The Company formed the Southern Kibbutz Partnership with Kibbutz Nir-Oz in April 2019 and similar to the agreement with Kibbutz Beit HaEmek, the activities thereunder are not conducted through a separate legal entity. In addition, and similar to the agreement with Kibbutz Beit HaEmek, according to the contractual terms of this collaborative agreement, the Company is responsible for establishing all of the facilities required for manufacturing and for conducting all operational activities, and is the owner of all the facilities and equipment required for manufacturing.

The agreement with Kibbutz Nir-Oz provides that the Company will bear all the related expenses and losses from the establishment of the agreement (i.e. 100%), while distribution of profits, would be based on the percentage set forth in the agreement, that is, 74% for the Company and 26% for Kibbutz Nir-Oz.

Although the Company controls both collaborative agreements activities (i.e., there is no joint control), as discussed above, as discussed in paragraph 2.5.40.10 to KPMG’s Insights to IFRS (2020/2021 edition), control by an investor is generally assessed at the level of the legal entity. With that respect, PWC’s IFRS Manual of accounting provides similar guidance on the use in IFRS 10 of the term ‘entity,’ although it does not define it (see FAQ 26.16.1). That is, the term ‘entity’ generally refers to some form of organization or institution that has real or distinct existence.

As discussed above, the activities under the collaborative arrangements with each Kibbutz are not conducted through separate legal entities, and therefore the Company believes that IFRS 10 guidance should not be applied.

In addition, the Company believes that there is no specific guidance to the accounting in situations in which an entity conducts activities that are not incorporated under a separate legal entity, other than the guidance provided in IFRS 11.23, according to which, if the joint operation is not a separate legal entity, then the other party accounts for the assets and liabilities relating to its interest in accordance with the standards applicable to them - e.g. IAS 16 for property, plant and equipment. Given the lack of specific guidance for such collaborative agreements, the Company determined that it shall apply such guidance.

Accordingly, because the contractual terms determine that the Company has a right to assets and a liability for the obligations of each partnership’s activities, the accounting for each collaborative arrangement has been to record the Company’s share in the assets, liabilities and results of operations of each activity according to the Company’s rights and obligations based on the contractual agreements, as discussed above.

The Company would also note that Kibbutz Beit HaEmek’s share in the results of the collaborative agreement in FY2020 are in an immaterial amount of approximately NIS 750 thousand (approximately USD 230 thousand).

The Company and each of Kibbutz Beit HaEmek and Kibbutz Nir-Oz intend to transfer, in the future, the assets, liabilities and operations of the respective collaborative agreements to separate legal entities, and accordingly, when this is completed, IFRS 10 is expected to be applied.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form 20-F.

Sincerely,

/s/ Mark S. Selinger

cc: Alexander Rabinovich, Chief Executive Officer